July 22, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1, amendment number 3, filed July 19, 2005
	File No. 333-122764

Dear Mr. Riordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1, AMENDMENT NUMBER THREE, FILED JULY 19, 2005

1. We note your responses to prior comments 1 and 2 in our letter dated July 13, 2005. Please revise the paragraph you added on page
29 of the registration statement in response to prior comment 2 to include disclosure that certain of your subsidiaries conduct business in, and with entities owned by the government of, Iran, which is a nation subject to US economic sanctions and identified by the US government as a state sponsor of terrorism.

2. With the addition of the paragraph you added on page 29 and the further disclosure requested above, it appears that it would be appropriate to insert "and global" between "local" and "business risks" in the heading of the risk factor in which the referenced paragraph appears, or to otherwise modify the heading so that it is descriptive of the risks described in the new paragraph.

3. To assist you in planning the offering, please be advised that we will review the underwriting agreement and remaining exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please allow sufficient time for staff review prior to requesting acceleration of effectiveness.

Underwriting, page 221

4. Revise the disclosure in the third sentence of the second full paragraph on page 222 to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

5. Please provide us with a copy of the materials that will be distributed to potential recipients of directed shares. We note your response to our comment 75 in our letter dated February 11, 2005.

Exhibit 5.1

6. Please have counsel revise to delete the qualification found in
(1) in the fourth paragraph.

7. Please have counsel revise the qualification found in (2) in the fourth paragraph to clarify that that the applicable definitive underwriting agreement is the underwriting agreement filed as an exhibit to the Registration Statement.



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 551-3692, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 551-3769. Direct questions on other disclosure issues to Lesli Sheppard at (202) 551-
3708 or the undersigned at (202) 551-3767.


			Sincerely,


					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
Rockwood Holdings, Inc.
July 22, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE